UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

ADEZA BIOMEDICAL CORPORATION
(Name of Subject Company)
ADEZA BIOMEDICAL CORPORATION
(Name of Persons Filing Statement)
Common Stock, $0.001 par value
(Title of Class of Securities)
006864102
(CUSIP Number of Class of Securities)

Emory V. Anderson
President and Chief Executive Officer
Adeza Biomedical Corporation
1240 Elko Drive
Sunnyvale, California 94089
(408) 745-0975
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)
WITH A COPY TO:
Stephen B. Thau
Heller Ehrman LLP
275 Middlefield Road
Menlo Park, California 94025
(650) 324-7000
     ☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a copy of (i) a press release issued on February 12, 2007 and (ii) information provided by Cytyc Corporation to the employees of Adeza Biomedical Corporation (the “Company”) at a Company meeting held on Monday, February 12, 2007.

COMPANY CONTACT:	INVESTOR CONTACT:
Mark Fischer-Colbrie	Jody Cain (jcain@lhai.com)
Chief Financial Officer	Bruce Voss (bvoss@lhai.com)
Adeza Biomedical Corporation	Lippert/Heilshorn & Associates, Inc.
(408) 745-0975 ext. 520	(310) 691-7100
ir@adeza.com
For Immediate Release
ADEZA TO BE ACQUIRED BY CYTYC FOR $24 PER SHARE
Purchase Price of Approximately $450 Million
SUNNYVALE, Calif. (February 12, 2007) — Adeza (NASDAQ: ADZA) today announced the signing of a definitive agreement to be acquired by Cytyc Corporation (NASDAQ: CYTC), a leading provider of surgical and diagnostic products targeting women’s health and cancer diagnostics, for $24 per share, which is a purchase price of approximately $450 million. The acquisition is expected to occur by means of a tender offer for all of the outstanding shares of Adeza common stock. The definitive agreement has been unanimously approved by the Adeza Board of Directors. The acquisition is subject to customary closing conditions and regulatory approvals, and is expected to be completed before the end of March 2007.
“This transaction delivers significant value to our stockholders,” said Emory V. Anderson, President and CEO. “We are proud of Adeza’s accomplishments in successfully marketing FullTerm™, The Fetal Fibronectin Test to assess the risk of preterm birth. Designed, developed and manufactured by Adeza, the fetal fibronectin test is FDA-approved for use in women with signs and symptoms of preterm labor and for women who are at high- and low-risk for preterm birth. With both FullTerm, The Fetal Fibronectin Test and Gestiva™, our potential new therapeutic to prevent preterm birth in women with a history of preterm delivery, Adeza has made significant contributions in the area of maternal-fetal medicine. Cytyc shares our commitment to women’s health and we expect the combined entity to further extend the market penetration of our products.”
UBS Investment Bank is acting as exclusive financial advisor to Adeza and Heller Ehrman LLP is acting as legal counsel to Adeza.
About Adeza
Adeza designs, manufactures and markets innovative products for women’s health. Adeza’s initial focus is on reproductive healthcare using its proprietary technologies to predict preterm birth and assess infertility. Adeza’s principal product is a patented diagnostic test, FullTerm, The Fetal Fibronectin Test, which utilizes a single-use, disposable cassette and is analyzed on Adeza’s patented TLiIQ® System. This product is approved by the FDA for use in assessing the risk of preterm birth. Adeza also markets and sells the E-tegrity® Test, an infertility-related test to assess receptivity of the uterus to embryo implantation in women with unexplained infertility. More information is available at www.adeza.com.
The tender offer for the outstanding common stock of the Company referred to in this press release has not yet commenced. This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company. Stockholders of the Company are urged to read the relevant tender offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. At the time the Offer is commenced, Cytyc will file tender offer materials with the U.S. Securities and Exchange Commission, and the Company will file a

Solicitation/Recommendation Statement with respect to the Offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of the Company at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the U.S. Securities and Exchange Commission’s website at http://www.sec.gov/. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from (i) Cytyc by mailing requests for such materials to: Investor Relations, Cytyc Corporation, 250 Campus Drive, Marlborough, MA 01752 or (ii) the Company by mailing requests for such materials to: Investor Relations, Adeza Biomedical Corporation, 1240 Elko Drive, Sunnyvale, California 94089.
Adeza cautions you that statements included in this press release that are not a description of historical facts are forward-looking statements, including for example, statements related to the potential benefits of the Company’s products and the proposed benefits of the transaction. The inclusion of forward-looking statements should not be regarded as a representation by Adeza that any of its plans will be achieved. Actual results may differ materially from those set forth in this release due to the risks and uncertainties, including, among others, the risk that the conditions to the offer or the merger agreement will not be satisfied and risks related to the approval of Gestiva. Further information about these and other risks is included Adeza’s Annual Report on Form 10-K and other periodic and current reports filed by Adeza with the Securities Exchange Commission, which are available from the SEC’s Web site (www.sec.gov), and also available on the Investor Relations section of Adeza’s Web site. All forward-looking statements are qualified in their entirety by this cautionary statement and disclosures in Adeza’s SEC filings, and Adeza undertakes no obligation to revise or update this news release to reflect events or circumstances after the date hereof.
# # #

A Leading Provider of Innovative Medical Technology February 12, 2007

Cytyc's Mission Cytyc is a leading provider of best-in-class medical technologies that enable physicians and laboratories to improve patient care throughout the world. We provide minimally invasive surgical and diagnostic products targeting oncology and women's health.

Cytyc Revenue Growth 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006* 26 44 81 142 221 236 303 390 508.2 605 $ in millions $608 $508 $394 $303 $236 $220 $142 $81 $44 $26 42% CAGR

Cytyc Products

Leader in Providing Innovative Technology for Women's Health



- Diagnostic Products
  - ThinPrep® Pap Test for cervical cancer screening
  - ThinPrep® Imaging System
  - Cellient™ System
  - FirstCyte® Breast Test
- Cytyc Surgical Products
  - NovaSure® Endometrial Ablation System
  - MammoSite® Radiation Therapy System

Market Position 65-70% TPPT Market Share OBGYN Sales Force 100+ OBGYN Sales Reps (office) Lab Sales Force 30 Lab Sales Reps Core Capabilities in Both Diagnostic and Surgical Products Market Position 65-70% Endometrial Ablation Market Share CSP Sales Force 100 OBGYN Sales Reps (hospital) International Infrastructure 166 Employees (74 in sales) International Infrastructure 166 Employees (74 in sales) Product Platforms TPPT Imager Technology Platforms RF Energy Brachytherapy Manufacturing High Volume Disposables Complex Instruments Manufacturing Low Volume Disposables Final Assembly R&D Capabilities Surgical Products Diagnostic Products Surgical Products R&D Capabilities Laboratory Products

ThinPrep(r) Pap Test More clinically effective cervical cancer screening test Annual Market Opportunity: US: 50-55 million tests International: 100 million tests 250 million tests performed since 1996 approval Platform "sample preparation" technology Also includes non-gynecological tests

Traditional vs ThinPrep Technology Traditional Slide ThinPrep Slide

ThinPrep Advantages Superiority to Conventional Pap ThinPrep Imaging System ThinPrep Pap Test Market Share (%) Estimated New Cases (1,000) HPV FDA approved CT/NG FDA approved Glandular claim Since ThinPrep introduction in 1996, estimated number of cervical cancer cases in the US decreased 28% 1997 1998 1999 2000 2001 2002 2003 2004 2005

ThinPrep Imaging System Advanced computerized imaging Dual screening approach Improves accuracy Improves lab economics Increases reimbursement Decreases labor costs Improves workflow Protects ThinPrep market share Significant increase in HSIL

ThinPrep Imaging System: Becoming the Standard of Care Notes: Imaging started in Q2 of 2003 40% 30% 13% 1%

Marketing Strategy OB/GYN 53,500 Sales Force ACOG Quest Lab Corp Clinical Data Clinical Data Clinical Labs 1,220 Payor 389 Tech Access Patients ACOG Outcomes Opinion Leader Medical Education

0 100 200 300 400 500 600 700 800 900 1 Billion Growth through Diversification 2003 2005 2006 Diagnostic International Surgical $303 Millions $ $508 $608 10% 90% 61% 29% 10% 11% 34% 55% 73% 16% 11% 2004 $394

Cellient(tm) Automated Cell Block System Allows individual cells or small tissue samples (<2mm diameter) to be processed for histological examination Eliminates operator dependence Provides standardized, consistent preparations in less than one hour, and ensures sample chain of custody Market launch: Second half 2007 Sold by existing lab sales force Market opportunity up to $200 million worldwide

NovaSure Procedure 4-minute, outpatient procedure No pretreatment drugs required Conscious sedation Recovery = 1 hour Highest success rates Reimbursement established nationwide

MammoSite Procedure STEP 1: After tumor removal, uninflated balloon placed in the tumor resection cavity STEP 2: Fill balloon with saline solution to create a symmetric sphere Allows for calculation of the radiation treatment STEP 3: Deliver radiation by placing a radioactive seed into the catheter using commercially available afterloaders Two 15-minute procedures per day for 5 days

Marlborough Global Presence Operating in over 20 countries Legend Australia UK Iberia France Italy Germany Switzerland Hong Kong Costa Rica China Mexico Brazil South Africa So. Korea Company presence Key distributors Japan

Cytyc's Profile and Capabilities Best-in-class medical technology company Market leading diagnostics business High growth surgical products division Rapidly growing international division Strong cash flow Pipeline that ensures future growth Outstanding financial performance and management team track record 400+ global sales force calling on laboratories and healthcare professionals Annual earnings growth over 20% for 5 years

Cytyc Signature Values Our values and actions define the Company's culture This is who we are, what we believe and what we expect from all employees We act with integrity We are passionate about what we do We are committed to our customers Our employees are the key to our success We are committed to quality in everything we do We are innovative and resourceful We act with a sense of urgency We are committed to increasing shareholder value We are a team

A Leading Provider of Innovative Medical Technology